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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                          For the month of October 2006
                        Commission File Number: 001-32229

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                             HOMEX DEVELOPMENT CORP.
                 (Translation of registrant's name into English)

                            Andador Javier Mina 891-B
                             Colonia Centro Sinaloa
                         80200 Culiacan, Sinaloa, Mexico
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                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [x] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes [ ]  No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

This report consists of a press release made by Homex Development Corp. regarding the Company's appointment of Mr. Rafael Matute to the Company's Board of Directors. Attached hereto is a copy of the press release dated October 10, 2006.

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                                                      INVESTOR RELATIONS CONTACT
                                                 investor.relations@homex.com.mx
                                                             Carlos J. Moctezuma
                                                      Investor Relations Officer
                                                              +52 - 667-758-5838
                                                         cmoctezuma@homex.com.mx

Press Release

HOMEX ANNOUNCES APPOINTMENT OF MR. RAFAEL MATUTE TO THE BOARD OF DIRECTORS
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Culiacan, Mexico, October 10, 2006 - Desarrolladora Homex, S.A.B. de C.V. (Homex
or the Company) [NYSE:HXM, BMV: HOMEX], today announced that Mr. Rafael Matute has been appointed to the Company's Board of Directors. Homex's Corporate Governance and Compensation Committee unanimously agreed to formally invite Mr. Matute to join the Board during its session held in April 2006. Mr. Matute became the Board's tenth member effective today.

Mr. Rafael Matute is the Executive Vice-President and Chief Financial Officer of Wal-Mart de Mexico and has been a member of Wal-Mart de Mexico's Board of Directors since 1998. Commenting on the election, Mr. Eustaquio de Nicolas, Chairman of the Board of Homex stated, "We are pleased that Rafael Matute has joined our Board. We are confident that Mr. Matute's broad business and financial markets expertise, as well as his counsel, judgment and independence will prove invaluable as we continue to expand Homex."

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ABOUT HOMEX

Desarrolladora Homex, S.A.B. de C.V. is a leading, vertically-integrated home development company focused on affordable entry-level and middle-income housing in Mexico. It is one of the most geographically diverse home builders in the country. Homex has a leading position in the top four markets in Mexico and is the largest home builder in Mexico, based on the number of homes sold and net income.

For additional corporate information, please visit the Company's web site at: www.homex.com.mx

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                                    SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               HOMEX DEVELOPMENT CORP.

                                               By:    /s/ Mario Gonzalez
                                                      --------------------------
                                               Name:  Mario Gonzalez
                                               Title: Chief Financial Officer

Date: October 10, 2006